

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2024

Ophelia Snyder
President
21Shares Core Ethereum ETF
477 Madison Avenue, 6th Floor
New York, NY 10022

>   **Re: 21Shares Core Ethereum ETF**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed May 31, 2024**
>   **File No. 333-274364**

Dear Ophelia Snyder:

   We have reviewed your registration statement and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Cover page

1.   When available, please disclose here the price per Share and aggregate price of the initial Seed Creation Baskets.

2.   Please revise the cover page to state that the Trust will not participate in the proof-of-stake validation mechanism of the Ethereum network (i.e., the Trust will not "stake" its ether) to earn additional ether or seek other means of generating income from its ether holdings.

Prospectus Summary, page 1

3.   Please disclose here that the Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of ether.

4.   Please revise your Prospectus Summary disclosure to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency and in the event the Trust seeks to change

this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules.

5. Please revise your Prospectus Summary to disclose that shareholders do not have voting rights under the Trust Agreement except in limited circumstances and briefly describe those circumstances here and in the Voting by Shareholders section.

6. We note your disclosure in your Creation and Redemption of Shares section beginning on page 91 regarding the Ether Counterparties. Please revise your Prospectus Summary to:
    • Identify any Ether Trading Counterparties with whom the Sponsor has entered into an agreement. Clarify whether and to what extent any of the Ether Trading Counterparties are affiliated with or have any material relationships with any of the Authorized Participants. Alternatively, clarify, if true, that you are not able to identify any particular Ether Trading Counterparties at this time.
    • Disclose, if known, the material terms of any agreement you have entered into, or will enter into with an Ether Trading Counterparty, including whether and to what extent there will be any contractual obligations on the part of the Ether Trading Counterparty to participate in cash orders for creations or redemptions.

Risk Factors, page 14

7. Please add a risk factor describing the risks to Shareholders of the exclusive jurisdiction provision of the Trust Agreement and state whether this provision applies to causes of action arising under the U.S. federal securities laws.

8. Please add a risk factor addressing that at times, there has been a single entity that has reportedly controlled around or in excess of 33% of the total staked ether on the Ethereum network, which poses centralization concerns and could permit the entity to attempt to interfere with transaction finality or block confirmations. Address the concern that if such an entity, or a bad actor with a similar sized stake, were to attempt to interfere with transaction finality or block confirmations, it could negatively affect the use and adoption of the Ethereum network, the value of ether, and thus the value of your shares. Additionally, please revise your "Ethereum is subject to cybersecurity risk" discussion on page 32 to also address the possibility of a 33% attack and a 66% attack.

An investment in the Trust is not a deposit, page 23

9. Please clarify in the second paragraph, as you do on page 81, that the insurance maintained by the Ether Custodian is shared among all the Ether Custodian's customers and is not specific to the Trust or to customers holding ether with the Ether Custodian. Similarly revise the Summary discussion on pages 6 and 7.

Ether, Ether Markets and Regulation of Ether, page 61

10. Please add a separately captioned subsection discussing the following related to ether and the Ethereum network:

- Limitations on the supply of ether.
- Quantify the amount of ether outstanding and the amount of ether issued and burned as of a recent date.
- An expanded discussion of modifications to the Ethereum protocol.
- An updated discussion of recent planned forks, including "Dencun" and EIP 4844.

NAV Determination, page 72

11.   Please disclose what policies or procedures you have in place if the Index becomes unavailable or if the Sponsor determines that the Index does not reflect an accurate ether price.

Potential In-Kind Creation and Redemption of Shares, page 95

12.   Please clarify how you will inform Shareholders if the Exchange receives regulatory approval and the Sponsor chooses to allow creations and redemptions via in-kind transactions.

Suspension or Rejection of Redemption Orders, page 95

13.   You state that the Sponsor may have difficulty liquidating the Trust's positions because of "an unanticipated delay in the liquidation of a position in an over-the-counter contract." Please describe the circumstances in which the Trust would have a position in an over-the-counter contract. In this regard, we note your disclosure that the Prime Broker exchanges the Trust's ether for cash and the Trust's cash for ether in connection with creations, redemptions and paying the Trust's expenses.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Miller at 202-551-3368 or Jason Niethamer at 202-551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at 202-551-3217 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets